CONVERTIBLE NOTE FINANCING
SUMMARY OF TERMS
OFFERING OF CONVERTIBLE NOTES
UNDER REGULATION CROWDFUNDING

The intent of this term sheet (“***Term Sheet***”) is to describe certain key terms of an investment in Dope Coffee Company LLC (***“Borrower”***). This Term Sheet is not intended to be a binding agreement between the potential investor and Borrower. The summary is qualified in its entirety by the terms of agreements between the investor and Borrower concerning the purchase of the convertible notes in this offering (the “***Notes***”).

Borrower will issue the Notes in exchange for amounts invested by investors in the offering. Each investor in the offering will hereinafter be referred to as a “holder of the Note.” The Notes will have the following principal provisions.

Interest Rate:	Annual interest rate of 10%.
Term:	All principal, together with accrued and unpaid interest under the Notes, is due and payable on July 7, 2022 (the “***Maturity Date***”).
Prepayment:	This Note may be prepaid without penalty. If prepayment results from a change of control transaction, Borrower will pay 110% of the outstanding principal plus accrued interest.
Conversion:	In the event Borrower commences, on or before the Maturity Date, an equity financing pursuant to which it sells its preferred equity securities (the “***Preferred Units***”) constituting at least 10% of the outstanding equity of the Borrower, then the holder of the Note, at his, her, or its sole option, may choose to convert all, but not less than all, of the then-outstanding principal balance and accrued but unpaid interest owed under the Note into Preferred Units at a conversion price equal to 90% of the price per unit paid by an investor purchasing the Preferred Units in the latest round of financing.
Events of Default:	Events of Default include

(a) The failure by Borrower to pay any amounts due under the Note when due.

(b) A material breach by Borrower of any other term or provision of the Note.

(c) The filing of a petition in bankruptcy or under any similar insolvency law by Borrower, the making of any assignment for the benefit of creditors, or if any voluntary petition in bankruptcy or under any similar insolvency law is filed against Borrower and such petition is not dismissed within 60 days after the filing thereof.

Except for a default pursuant to item (c) above (with respect to which there is no cure period), upon an Event of Default, Borrower shall have 30 days to cure such default after receipt of written notice of default from the holder of the Note specifying the nature of Borrower's default. If the default is pursuant to item (c) above or if Borrower is unable to cure its default within such 30-day period, the holder of the Note may, at his, her, or its option, accelerate repayment of the principal in which case the principal and all interest accrued thereon will be due and payable immediately.

Amendment and Waiver: Any term of a Note may be amended with the written consent of the company and the investor. The obligations of the company and the rights of the investor under the Note may be waived with the written consent of the investor.